ASGI Corbin Multi-Strategy Fund, LLC


ITEM 77H

CHANGES IN CONTROL OF REGISTRANT

As of December 31, 2011, Glenn Dubin ceased to be a controlling person of ASGI Corbin Multi-Strategy Fund,
LLC (the "Fund") due to shares tendered pursuant to the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 23, 2011 and accepted by the Fund at the net asset value of the shares, determined as of December 31, 2011.